Flashfunders Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Members' Equity
Balance at December 31, 2014	$ 38,738
Member's Contribution	105,701
Net income (loss)	(99,151)
Balance at December 31, 2015	$ 45,288

The accompanying notes are an integral part of these financial statements.